09057361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-67368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600, 520-5 avenue SW
(No. and Street)

Calgary (City) AB. Canada (State) T2P 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

111 - 5 ave, Suite 3100 (Address) Calgary, (City) AB. Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Capital (USA) Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

LYNDSEY A. DANGERFIELD
BARRISTER & SOLICITOR

Lyndsey Dangerfield
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Capital (USA) Inc.

Financial Statements
December 31, 2008 and December 31, 2007
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

Independent Auditors' Report

To the Board of Directors of
Jennings Capital (USA) Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, comprehensive income and retained earnings, cash flows, changes in shareholders equity, and changes in liabilities subordinated to claims of general creditors present fairly, in all material respects, the financial position of Jennings Capital (USA) Inc. at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta, Canada
February 27, 2009

Jennings Capital (USA) Inc.

Statements of Financial Condition

As at December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Assets		
Current assets		
Cash	761,467	1,241,275
Due from parent	101,511	12,558
Due from client	21,131	-
Accounts receivable	5,000	-
Prepaid expenses	13,689	15,450
	902,798	1,269,283
Intangible asset (note 3)	77,052	106,513
	979,850	1,375,796
Liabilities		
Current liabilities		
Accounts payable	11,438	18,855
Due to client	21,131	-
Income taxes payable	89,679	74,711
	122,248	93,566
Shareholder's Equity		
Capital stock (note 4)	650,100	1,150,100
Retained earnings	207,502	132,130
	857,602	1,282,230
	979,850	1,375,796

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Operations, Comprehensive Income and Retained Earnings

For the years ended December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Revenue		
Underwriting	69,351	614,041
Commission	492,935	550,870
Other	59,940	33,065
	622,226	1,197,976
Expenses		
General and administrative	491,815	910,989
Amortization of intangible asset	29,461	29,146
	521,276	940,135
Income before taxes	100,950	257,841
Income tax expense		
Current	25,578	74,711
Net earnings and comprehensive income	75,372	183,130
Retained earnings (deficit) – Beginning of year	132,130	(51,000)
Retained earnings – End of year	207,502	132,130

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Cash Flows

For the years ended December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	75,372	183,130
Items not affecting cash		
Amortization of intangible asset	29,461	29,146
	104,833	212,276
Change in non-cash working capital		
Due from parent	(88,953)	(12,558)
Accounts receivable	(5,000)	-
Prepaid expenses	1,761	(11,110)
Accounts payable	(7,417)	(13,448)
Income taxes payable	14,968	74,711
	20,192	249,871
Investing activities		
Intangible asset	-	(14,394)
Financing activities		
(Repurchase of) Issuance of common shares	(500,000)	500,000
Change in cash during the year	(479,808)	735,477
Cash – Beginning of year	1,241,275	505,798
Cash – End of year	761,467	1,241,275

During the year, no cash taxes were paid (2007 - none) and net cash interest of $16,717 (2007 - $29,716) was received.

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Net earnings for the year	75,372	183,130
(Repurchase of) Issuance of common shares	(500,000)	500,000
(Decrease) increase in shareholder's equity	(424,628)	683,130
Shareholder's equity – Beginning of year	1,282,230	599,100
Shareholder's equity – End of year	857,602	1,282,230

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Subordinated loans – Beginning of year	-	-
Increases (decreases) during the year		
Subordinated loans	-	-
Subordinated loans – End of year	-	-

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Basis of Presentation

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934. These statements are intended solely for the use of regulators as described on rule 17a-5 of the Securities Exchange Commission of the United States ("SEC").

Jennings Capital (USA) Inc. ("JCIUSA") operates as an investment dealer. JCIUSA is a member of Financial Industry Regulatory Authority ("FINRA"). JCIUSA is subject to regulation by FINRA. Under FINRA regulations, JCIUSA is required to maintain a minimum net capital. JCIUSA currently meets the capital requirements of FINRA.

2 Significant accounting policies

a) Securities

Securities transactions and related revenues are recorded on a trade date basis.

b) Revenue recognition

New issues revenue is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

c) Income taxes

JCIUSA follows the asset and liability method of accounting for income tax. Under this method future income taxes are recognized using applicable enacted income tax rates attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

d) Intangible asset

The intangible asset is being amortized on a straight line basis over five years commencing in the month the intangible asset was acquired.

e) Foreign exchange

The functional currency of JCIUSA [a wholly owned subsidiary of Jennings Capital Inc. ("JCI")] is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect

(expressed in U.S. dollars)

as at the reporting period and the related gains and losses are included in the results of operations for the period.

f) Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

g) Accounting changes

SFAS 161- In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for JCIUSA in 2009, but is not expected to have a material impact on its financial statements.

SFAS 159 - In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 gives JCIUSA the irrevocable option to carry most financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS 159 is effective for JCIUSA's 2009 fiscal year. JCIUSA does not expect that the adoption of SFAS 159 will have a material impact on its financial statements.

SFAS 157 - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for JCIUSA's 2009 fiscal year. In February 2008, the FASB issued FSP SFAS No. 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), which delays the effective date for SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until JCIUSA's 2010 fiscal year. JCIUSA does not expect that the adoption of SFAS 157 will have a material impact on its financial statements.

(expressed in U.S. dollars)

3 Intangible asset

The intangible asset relates to costs incurred to acquire the licences required to operate in the United States. The intangible asset is being amortized on a straight line basis over five years, which is the expected period of benefit for these expenditures.

	2008		2007
Cost $	**Accumulated amortization** $	**Net** $	**Net** $
147,513	70,461	77,052	106,513

4 Capital stock

The following share capital has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	2008		2007	
	Number of shares	**Amount** $	**Number of shares**	**Amount** $
Class C common shares				
Outstanding – Beginning of year	104	1,150,100	103	650,100
Issued	-	-	1	500,000
Repurchase during the year	(1)	(500,000)	-	-
Outstanding – End of year	103	650,100	104	1,150,100

5 Financial instruments

JCIUSA's transactions are executed primarily on behalf of financial institutions including mutual funds, banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the company may be required to discharge the obligations of the non-performing party and, in such circumstances, the company may sustain a loss. These exposures are generally of short duration and there is no significant concentration of credit risk held with any one institution.

The company's financial assets and liabilities include cash, receivables and accounts payable. The fair value approximates the carrying value of these items due to their current nature.

(expressed in U.S. dollars)

6 Related party transactions

At December 31, 2008, Jennings Capital Inc. owned 100% of the outstanding common shares of JCIUSA. JCIUSA paid JCI $412,451 (2007 - $828,237) in management fees for payouts and other indirect costs. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration agreed to by the related parties. The intercompany receivable of $101,511 (2007 - $12,558) represents the net balance of management fees for payouts and other indirect costs owed by JCIUSA to JCI and commission revenue collected by JCI on behalf of JCIUSA

7 Net capital

At December 31, 2008, JCIUSA had net capital of $659,637, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $409,637.

Jennings Capital (USA) Inc.

Supplementary Schedule 1

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the years ended December 31, 2008 and December 31, 2007

(expressed in U.S. dollars)

	2008 $	2007 $
Shareholder's equity	857,602	1,282,230
Subordinated loans	-	-
	857,602	1,282,230
Less:		
Due from parent	101,511	12,558
Prepaid expenses	13,689	15,450
Account receivable	5,000	-
Intangible asset	77,052	106,513
Haircut on foreign currency positions	713	100
	197,965	134,521
Net capital pursuant to Rule 15c3-1	659,637	1,282,230
Minimum net capital	(250,000)	(250,000)
Excess net capital	409,637	1,282,230

Due to an income tax expense adjustment of ($33,509), net capital and excess net capital have increased by this amount as compared to JCIUSA's December 31, 2008 monthly FOCUS filing.

Jennings Capital (USA) Inc.

Supplementary Schedule 2

Exemption from SEC Rule 15c3-3

For the years ended December 31, 2008 and December 31, 2007

Jennings Capital Inc. operates pursuant to the (k)(2)(ii) exemption to the Reserve and Possession or Control Requirements of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Jennings Capital (USA) Inc.

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
February 27, 2009